Exhibit 99.1
China Finance Online Co., LTD. Reports Fourth Quarter and
Fiscal Year 2010 Financial Results
Beijing, China, March 24, 2011 — China Finance Online Co., Ltd. (“China Finance Online”, or the “Company”) (NASDAQ GS: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
2010 Fourth Quarter Financial and Operating Highlights
•
Registered user accounts increased to 20.2 million as of December 31, 2010, an increase of 44.3% from 14 million at December 31, 2009, exceeding the high end of the Company’s prior guidance of 20 million by year end 2010;

•	Active paid subscribers were approximately 156,000 as of December 31, 2010, an increase of 32.3% from 117,900 at December 31, 2009;
•	Gross margin in the fourth quarter of 2010 was 84.1%;
•	Net income attributable to China Finance Online was $89,000 for the fourth quarter of 2010, compared with a net loss of $2.7 million in the fourth quarter of 2009;
•
Excluding stock-based compensation expenses, non-GAAP net income attributable to China Finance Online in the fourth quarter of 2010 was $0.7 million, compared with non-GAAP net loss of $1.1 million in the fourth quarter of 2009.

2010 Annual Financial Highlights
•
Total revenue for the fiscal year 2010 increased by 11.4% year-over-year to a Company record of $59.7 million from $53.6 million in the fiscal year of 2009, meeting the Company’s annual revenue guidance of $56 million to $62 million;

•	Gross margin was 85.8% in the fiscal year 2010 compared with 84.8% a year ago;
•
Excluding stock-based compensation expenses, non-GAAP net income attributable to China Finance Online for the fiscal year of 2010 was $6.5 million, exceeding the high end of the Company’s prior guidance of $6.0 million for the year 2010, or non-GAAP diluted earnings per ADS attributable to China Finance Online of $0.28, compared with a non-GAAP net income of $0.4 million, or non-GAAP diluted per ADS of $0.02 during the fiscal year of 2009.

Mr. Zhiwei Zhao, Chief Executive Officer of China Finance Online, commented, “We are pleased with the Company’s performance in 2010 as we sustained our growth momentum as we achieved the highest annual top line in our corporate history. We remained committed to long-term innovation as product development expenses accounted for more than 20% of our annual top line. While we consolidate and steady our individual subscription operations, our institutional subscription, advertising and brokerage service-related businesses provide other sources of growth in challenging market condition. Meanwhile, we continue to make strides in enhancing our operating efficiency through further cost reduction, thus boosting our bottom line and increasing shareholders’ value.”

Fourth quarter Results
As of December 31, 2010, registered user accounts on the Company’s web portals (jrj.com and stockstar.com) were 20.2 million, an increase of 44.3% from 14.0 million at December 31, 2009. Active paid subscribers were approximately 156,000 as of December 31, 2010, a 32.3% gain from 117,900 at December 31, 2009. As of December 31, 2010, Daily Growth had approximately 2,210 customer accounts.
Net revenues for the fourth quarter of 2010 were $14.8 million, compared with $15.0 million for the comparable period in 2009. The main sources of the Company’s net revenues were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage related services, and they contributed 77%, 4%, 13% and 6% to total revenues, respectively, compared to 81%, 3%, 11%, and 4% for the comparable period in 2009. Revenues from advertising and revenues from brokerage related services increased significantly in the fourth quarter of 2010, compared to the same period in 2009. Advertising revenues increased 14.0% year-over-year; and revenues from brokerage related services increased 65.8% year-over-year.
For the fourth quarter of 2010, gross profit was $12.43 million compared with $12.72 million for the comparable period in 2009. Gross margin for the fourth quarter of 2010 was 84.1%. Increase in cost of revenue was mainly due to the incurrence of Level-2 quote expenses associated with the Shenzhen Stock Exchange, which began in 2010 but did not exist in the previous year.
General and administrative (“G&A”) expenses for the fourth quarter of 2010 were $2.8 million, or 19.3% of net revenues, down from $4.0 million, or 26.8% of net revenues for the comparable period in 2009. The decrease in G&A expenses, excluding stock-based compensation expenses, in both absolute value and as a percentage of net revenues from the fourth quarter of 2009 was primarily due to decrease in payroll costs as the Company continues to streamline operations through efficiency enhancements. Excluding stock-based compensation of $0.5 million, adjusted G&A expenses for the fourth quarter of 2010 were $2.4 million, or 16.0% of net revenues, compared with $2.5 million, or 16.5% of net revenues in the fourth quarter of 2009.
Sales and marketing expenses for the fourth quarter of 2010 were $7.34 million compared with $8.49 million in the fourth quarter of 2009. Sales and marketing expenses as a percentage of net revenues were 49.7% in the fourth quarter of 2010, down from 56.6% during the same period in 2009. The year-over-year decrease in sales and marketing expenses, excluding stock-based compensation expenses, in both absolute value and as a percentage of quarterly net revenues was primarily due to improved efficiency in our sales organization.
Product development expenses for the fourth quarter of 2010 were $3.6 million compared with $2.9 million in the same quarter in 2009. Product development expenses as a percentage of net revenues was 24.4%, up from 19.4% in the same quarter of the previous year. Management continues to build solid foundation through further investment in our data, product and technical capability.

Total operating expenses for the fourth quarter of 2010, were $13.8 million, down from $15.4 million in the fourth quarter of 2009. Selling, general and administrative (“SG&A”) expenses as a percentage of net revenues decreased to 68.9% in the fourth quarter of 2010 from 83.5% in the fourth quarter of 2009. Excluding total stock-based compensation, adjusted operating expenses were $13.2 million in the 2010 fourth quarter, compared with adjusted operating expenses of $13.8 million for the fourth quarter of 2009.
GAAP net income attributable to China Finance Online for the fourth quarter of 2010 was $89,000 compared with a net loss of $2.7 million in the 2009 fourth quarter. Non-GAAP net income attributable to China Finance Online, which excluded the stock-based compensation expenses, was $0.7 million for the 2010 fourth quarter, compared with a non-GAAP net loss of $1.1 million for the same quarter of 2009. Diluted Non-GAAP net earnings per ADS attributable to China Finance Online were $0.03 for the fourth quarter of 2010. Total diluted outstanding ADSs were 23,026,804 at the end of December 2010.
As of December 31, 2010, total cash and cash equivalents and restricted cash were $121.3 million. As of December 31, 2010, accounts receivable was $11.7 million, compared with $5.4 million as of December 31, 2009. Accounts receivable resulting from Daily Growth’s IPO financing was zero as the entire balance from the third quarter of fiscal year 2010 had been received during the fourth quarter. Accounts receivables resulting from Daily Growth’s margin business amounted to $8.1 million. Remainder of the accounts receivable was mainly generated from the web portals’ advertisement business and Daily Growth’s settlement operation.
Total China Finance Online’s shareholders’ equity was $105.9 million as compared with $97.4 million as of December 31, 2009.
The combined current and non-current deferred revenues at the end of the fourth quarter of 2010, which represented prepaid service fees made by customers for subscription services that have not been rendered as of December 31, 2010, were $46.0 million.
Fiscal Year Results
Total net revenues for the fiscal year ended December 31, 2010, increased by 11.4% year-over-year to $59.7 million from $53.6 million in the fiscal year of 2009. Gross profit for the fiscal year of 2010, was $51.2 million, up 12.7% from the gross profit of $45.5 million in the same period last year. Gross margin was 85.8% for the fiscal year of 2010, up from 84.8% in the comparable period in 2009. Net income attributable to China Finance Online for the fiscal year of 2010, was $1.96 million, or diluted earnings per ADS of $0.09, compared with a net loss of $6.2 million, or diluted net loss per ADS of $0.30 during the fiscal year of 2009. Excluding stock-based compensation, non-GAAP net income attributable to China Finance Online for the fiscal year of 2010 was $6.5 million, or non-GAAP diluted earnings per ADS of $0.28, compared with a non-GAAP net income of $0.4 million, or non-GAAP earnings diluted per ADS of $0.02 during the fiscal year of 2009.

Recent Developments
Recently, Mr. Kiang Dalaroy joined the Company as its Chief Strategy Officer. Mr. Dalaroy brings vast managerial, business and technical expertise from stock exchange and global financial information corporation and will be overseeing the institutional business of the Company. Mr. Dalaroy was a Deputy General Manager and Chief Information Officer from the Shanghai Stock Exchange Infonet Ltd., where he pioneered Level-2 market data, XBRL financial reporting products and associated commercial models in China. Previously, Mr. Dalaroy held managerial, business development and technical positions in Reuters Group companies for fifteen years, in Asia and North America. Specifically, he was the Head of Treasury Solutions for Reuters China and Hong Kong, leading major solutions deals in China Foreign Exchange Trade System & National Interbank Funding Center (CFETS), Shanghai Stock Exchange and Chinese banks. Mr. Dalaroy earned a degree in electronics engineering from Taiwan’s Taipei Institute of Technology and obtained EMBA certificates from top business schools in executive development programs. With his global perspective and in-depth industry experience, Mr. Dalaroy will provide new impetus to the development of our institutional business.
During the fourth quarter of 2010, the Company reinforced and expanded its internet-based capacities through new initiatives such as a financial microblogging and trading simulations. The Company launched a leading financial microblogging platform, Ganniu, to enable investors to share with each other their investment opinions, to gain valuable insight from experienced investors and to follow the latest developments in the market. Leveraging on the Company’s strong brand traction and user friendly design, Ganniu has received solid reception in the market place.
The Company has successfully created trading simulation platforms for the trading simulation of mainland stocks. The Company also pioneered the simulation for funds, Hong Kong stocks and index futures. Simulation platforms have provided educational platform for users to gain investment knowledge and improve investment techniques. They have also boosted the Company’s brand image and users outreach among Chinese investors.
Business Outlook
The Company expects to generate net revenues of $58 million for fiscal year 2011. Non-GAAP net income, which is defined as net income excluding stock-based compensations, for the 2011 year is anticipated to be $3 million.
The above forecast reflects the Company’s current views, which are subject to change. A number of important factors including, but not limited to, fluctuations in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
“Due to the fluid macroeconomic conditions and continued sluggish domestic stock market in China, we would take a cautious view on our guidance for 2011. In addition, some competitors recently grew their market share through aggressive sales and marketing. While this healthy competition validates the long-term growth potential available in the domestic subscription space, we believe that our competitive advantage lies in our ability to attract and retain users through our resourceful and market leading websites. Based on advanced countries experience, internet portal sites and their related web applications will continue to grow in importance for China’s financial information market and we have taken a series of steps recently in reinforcing our market leading position through creating a financial microblogging and stock trading simulations. These measures are expected to help our websites continue to grow their user base while at the same time improve user experience and stickiness, and stimulates online activities. Although some of these measures might not contribute financially in the short run, we believe they are an integral part in consolidating our industry leading internet capabilities.”

“China Securities Regulatory Commission’s promulgation of the ‘Provisional Regulations on Securities Investment Advisory’ now allows securities investment advisory companies to provide advisory services for securities and related products under the framework of the provisional regulations and receive service compensation. We are actively strategizing to provide investment advisory related services to capitalize on the rapidly growing wealth management market.”
“Overall investors’ confidence remained tentative given the recent global geopolitical, economic uncertainties and the inflationary domestic environment. We see this as potentially challenging to our subscription business growth in the short run. However, in the long run, we believe China’s financial information and service market contains vast growth potential. We remain focused on developing our internet capabilities in our websites and various web applications, researching new product, and optimizing our financial database to reinforce our competitive advantages and to position ourselves for the upcoming opportunities.” Mr. Zhao concluded.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on March 24, 2011 at 8:00 p.m. Eastern Time/March 25, 2011 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at Toll Free Numbers: U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore +8008-523-396, or China +800-876-5011, and pass code for all regions is 645581.
A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on March 31, 2011 (or 11:00 a.m. April 1, 2011 Beijing Time). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Singapore Number +800-101-2157 or China Toll Free Number +800-876-5013, Hong Kong Number +852-3012-8000. Access code: 645581.
The conference call will be available on webcast live and replay at: http://tinyurl.com/4q6gawe.
About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, diluted net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.
Contact:
Julie Zhu
China Finance Online Co., Ltd.
+86-10-5832-5288
ir@jrj.com
Shiwei Yin/Kevin Theiss
Grayling
646-284-9474
shiwei.yin@grayling.com
kevin.theiss@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Dec. 31, 2010	Dec. 31, 2009
Assets
Current assets:
RMB account	92,897	93,753
Foreign currency account	13,876	13,638
Cash and cash equivalents	106,773	107,391
Restricted cash	14,533	—
Trust bank balances held on behalf of customers	13,173	13,310
Accounts receivable, net — others	3,635	2,645
Accounts receivable, net — Margin clients	8,095	2,724
Trading securities	31	68
Prepaid expenses and other current assets	4,078	4,281
Deferred tax assets, current	3,634	3,237
Total current assets	153,952	133,656
Cost method investment	1,480	1,480
Property and equipment, net	8,276	10,268
Acquired intangible assets, net	4,349	4,779
Rental deposits	719	725
Goodwill	12,950	12,603
Deferred tax assets, non-current	1,681	1,879
Other deposits	231	219
Total assets	183,638	165,609

Liabilities and equity
Current liabilities:
Deferred revenue, current(including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $13,341 and $9,090 as of December 31,2010 and December 31,2009, respectively)	32,995	30,620
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $2,660 and $1,272 as of December 31,2010 and December 31, 2009, respectively)	10,839	8,245
Bank loan	6,424	—
Amount due to customers for trust bank balances held on behalf of customers	13,173	13,310
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $31 and $12 as of December 31, 2010 and December 31, 2009, respectively)	221	102
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $94 and $123 as of December 31,2010 and December 31,2009, respectively)	155	124
Total current liabilities	63,807	52,401
Deferred tax liability, non-current	967	995
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $4,962 and $4,852 as of December 31,2010 and December 31,2009, respectively)	13,022	14,547
Total liabilities	77,796	67,943
Noncontrolling interests	(57)	259
Total China Finance Online Co., Limited Shareholders’ equity	105,899	97,407
Total liabilities and equity	183,638	165,609

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Year ended Dec. 31
	Dec. 31, 2010	Dec. 31, 2009	Sep. 30, 2010	2010	2009
Net revenues	14,784	14,995	14,425	59,716	53,606
Cost of revenues	(2,353)	(2,275)	(2,145)	(8,497)	(8,147)
Gross profit	12,431	12,720	12,280	51,219	45,459
Operating expenses
General and administrative(includes share-based compensation expenses of $478, $1,556, $394, $4,152 and $6,436, respectively)	(2,848)	(4,024)	(2,531)	(13,208)	(16,982)
Sales and marketing (includes share-based compensation expenses of $60, $18, $62, $216 and $108, respectively)	(7,342)	(8,493)	(6,348)	(26,991)	(26,095)
Product development (includes share-based compensation expenses of $42, $10, $43, $151 and $57, respectively)	(3,607)	(2,902)	(3,161)	(13,028)	(10,754)

Total operating expenses	(13,797)	(15,419)	(12,040)	(53,227)	(53,831)
Subsidy income	184	132	91	514	567
Income (loss) from operations	(1,182)	(2,567)	331	(1,494)	(7,805)
Interests income	384	372	373	1,448	1,352
Investment gain	428	41	145	1,138	41
Other income (loss), net	83	(148)	(13)	(7)	(258)
Exchange gain (loss), net	309	(6)	353	813	2

Income (loss) before income tax benefit	22	(2,308)	1,189	1,898	(6,668)
Income tax benefit (provision)	(59)	(357)	50	(264)	446

Net income (loss)	(37)	(2,665)	1,239	1,634	(6,222)
Less: Net loss attributable to the noncontrolling interest	(126)	(2)	(114)	(326)	(2)
Net Income (loss) attributable to China Finance Online Co. Limited	89	(2,663)	1,353	1,960	(6,220)
Net income (loss)per share attributable to China Finance Online Co. Limited
Basic	0.00	(0.03)	0.01	0.02	(0.06)
Diluted	0.00	(0.03)	0.01	0.02	(0.06)
Income (loss) per ADS
Basic	0.00	(0.13)	0.06	0.09	(0.30)
Diluted	0.00	(0.13)	0.06	0.09	(0.30)
Weighted average ordinary shares
Basic	108,920,009	106,359,313	108,724,478	108,247,552	105,203,564
Diluted	115,134,022	106,359,313	114,853,565	114,125,022	105,203,564
Weighted average ADSs
Basic	21,784,002	21,271,863	21,744,896	21,649,510	21,040,713
Diluted	23,026,804	21,271,863	22,970,713	22,825,004	21,040,713

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended
	Dec. 31, 2010	Dec. 31, 2009	Sep. 30, 2010
Cash flows from operating activities:
Net income (loss)	(37)	(2,665)	1,239
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	580	1,584	499
Depreciation and amortization	917	889	910
Provision of allowance for doubtful accounts	239	—	—
Gain from sales of trading securities	(413)	(41)	(146)
Deferred taxes	(93)	211	(127)
Loss on disposal of property and equipment	1	148	2
Changes in assets and liabilities:
Accounts receivable — others	1,295	(180)	(509)
Accounts receivable-Margin clients	63,296	2,241	(58,434)
Prepaid expenses and other current assets	1,842	1,075	(349)
Trust bank balances held on behalf of customers	2,455	(7,832)	12,723
Rental deposits	—	34	6
Deferred revenue	3,598	1,786	(1,421)
Accounts payable	84	(95)	(227)
Amount due to customers for trust bank balances held on behalf of customers	(2,455)	7,832	(12,723)
Accrued expenses and other current liabilities	2,419	2,402	(632)
Income taxes payable	90	(20)	10
Net cash provided by (used in) operating activities	73,818	7,369	(59,179)

Cash flows from investing activities:
Consideration paid for acquiring noncontrolling interest	(383)	(1,083)	—
Purchase of trading securities	(2,702)	(268)	(526)
Proceeds from sales of trading securities	3,226	241	687
Purchase of property and equipment	(173)	(512)	(234)
Proceeds from disposal of fixed assets	1	1	—
Net cash used in investing activities	(31)	(1,621)	(73)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	63	62	288
Repayment of bank loan	(57,579)	(2,839)	58,588
Net cash provided by (used in) financing activities	(57,516)	(2,777)	58,876

Effect of exchange rate changes	695	11	761

Net increase in cash and cash equivalents	16,966	2,982	385
Cash and cash equivalents, beginning of quarter	89,807	104,409	89,422
Cash and cash equivalents, end of quarter	106,773	107,391	89,807

Non-GAAP Measures

	Three months ended			Three months ended			Three months ended
	Dec. 31, 2010			Dec. 31, 2009			Sep. 30, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	(1,182)	580	(602)	(2,567)	1,584	(983)	331	499	830

	Fiscal Year ended			Fiscal Year ended
	Dec. 31, 2010			Dec. 31, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Income (loss) from operations	(1,491)	4,520	3,029	(7,805)	6,601	(1,204)

	Three months ended			Three months ended			Three months ended
	Dec. 31, 2010			Dec. 31, 2009			Sep. 30, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	89	580	669	(2,663)	1,584	(1,079)	1,353	499	1,852
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	0.00	0.03	0.03	(0.13)	0.08	(0.05)	0.06	0.02	0.08

	Fiscal Year ended			Fiscal Year ended
	Dec. 31, 2010			Dec. 31, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)
Net income (loss) attributable to China Finance Online Co. Limited	1,960	4,520	6,480	(6,220)	6,601	381
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	0.09	0.19	0.28	(0.30)	0.32	0.02

(a)	The adjustment is for share-based compensation expenses.